ECtel Announces Third Quarter 2009 Financial Results

ROSH HA'AYIN, Israel, November 5, 2009. ECtel Ltd. (NASDAQ: ECTX), a leading global provider of Integrated Revenue Management (TM) (IRM(®)) solutions, today reported its financial results for the third quarter of 2009.

Recent Developments
On October 22, 2009, the Company announced that it has entered into a definitive merger agreement for the acquisition of the Company by cVidya Networks Inc., a global leader in telecom revenue management, risk management, and dealer management solutions, in a cash transaction valued at $21 million (less the Company's transaction-related expenses of approximately $430 thousand). Consequently, the Company recorded a non-cash $12.8 million goodwill impairment charge under operating expenses.

Third Quarter Financial Results
Revenues for the third quarter of 2009 totaled $4.2 million, compared to $7.1 million in the third quarter of 2008, and compared to $5.7 million in the second quarter of 2009. Gross margin for the third quarter of 2009 totaled 53%, compared to 50% in the third quarter of 2008, and compared to 60% in the prior quarter.

Non-GAAP operating loss for the third quarter of 2009 totaled $643 thousand, compared to a non-GAAP operating loss of $1.7 million in the third quarter of 2008, and compared to a non-GAAP operating income of $65 thousand in the second quarter of 2009.

Non-GAAP net income for the third quarter of 2009 totaled $760 thousand, or $0.05 per share, compared to a non-GAAP net loss of $1.6 million, or $0.10 per share in the third quarter of 2008, and compared to a non-GAAP net income of $51 thousand, or $0.00 per share, in the second quarter of 2009.

GAAP operating loss for the third quarter of 2009 totaled $13.6 million, compared to an operating loss of $2.0 million in the third quarter of 2008, and compared to an operating loss of $0.1 million in the prior quarter. GAAP operating loss for the quarter included the said $12.8 million goodwill impairment charge. GAAP net loss for the third quarter of 2009 totaled $12.2 million, or $0.75 loss per share, compared to a $1.9 million net loss, or $0.11 loss per share, in the third quarter of 2008, and compared to $0.2 million net loss, or $0.01 loss per share, in the second quarter 2009. GAAP net loss for the quarter included the recognition of an unrecognized tax benefit of approximately $1.4 million (of which approximately $0.2 million is interest related to the unrecognized tax benefit, recorded under financial income), due to the settlement of tax matters.

Cash, cash equivalents, and marketable bonds and securities as of September 30, 2009 were $14.5 million or $0.89 per share, compared to $14.3 million or $0.88 per share as of June 30, 2009.

About ECtel Ltd.
ECtel (NASDAQ:ECTX) is a leading global provider of Integrated Revenue Management™ (IRM®) solutions for communications service providers.  A pioneering market leader for nearly 20 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next generation operators to fully manage their revenue and cost processes. ECtel serves prominent Tier One operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices and presence in the Americas, Europe and Asia. For more information, visit www.ectel.com. On October 22, 2009, the Company announced that it has entered into a definitive merger agreement for the acquisition of the Company by cVidya Networks Inc., a global leader in telecom revenue management, risk management, and dealer management solutions, in a cash transaction valued at $21 million (less the Company's transaction-related expenses that exceed an aggregate amount of US$350,000 plus VAT, currently estimated to be in an approximate amount of US$430,000). The closing of the transaction is subject to the approval of ECtel's shareholders, certain regulatory approvals and notifications and the satisfaction of other customary closing conditions.

Use of Non-GAAP Measures
Non-GAAP operating income (loss) and net income (loss) are measures which do not include charges for the goodwill impairment, amortization of acquisition-related intangible assets and share-based compensation expense. Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. The Company’s management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate the Company’s business and make operating decisions. A reconciliation between non-GAAP operating income (loss) and net income (loss) and GAAP operating income (loss) and net income (loss) is provided in a table immediately following the Condensed Statements of Operations.

ECtel Forward-Looking Statement
Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, the possible slow-down in expenditures by telecom operators, adverse effects of market competition and the impact of competitive pricing and offerings, the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the unpredictability of the telecom market, product and market acceptance risks, the ability to complete development and market introduction of new products, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the Company’s annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel disclaims any obligation to update these forward-looking statements and undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Company Contacts: Mickey Neumann Senior Vice President and CFO Tel: +972-3-9002115 Email:Mickeyne@ectel.com; ir@ectel.com	IR Contacts: Ehud Helft \ Kenny Green GK Investor Relations Tel: + 1 617 418 3096 \ + 1 646 201 9246 Email: info@gkir.com

ECtel Ltd.
Consolidated Balance Sheets
$ in thousands

	September 30,	June 30,	December 31
	2009	2009	2008
Assets

Current assets
Cash and cash equivalents	7,222	6,126	8,452
Short-term investments	3,554	4,556	1,011
Receivables:
Trade, net	9,656	11,006	10,904
Other	707	606	1,177
Related parties	489	487	247
Work in progress	740	308	475
Inventories	2,398	2,931	2,247

Total current assets	24,766	26,020	24,513

Long-term marketable securities	3,688	3,656	8,172

Long-term other assets	1,332	1,240	1,193

Property, plant and equipment, net	2,034	2,122	2,282

Goodwill	-	12,796	12,792

Other intangible assets, net	662	712	812

Total assets	32,482	46,546	49,764

Liabilities and Shareholders’ Equity

Current liabilities
Trade payables	4,702	4,545	5,126
Related parties	38	57	31
Advances from customers	994	844	596
Other payables and accrued liabilities	2,867	5,410	6,707

Total current liabilities	8,601	10,856	12,460

Long-term liabilities
Liability for employee severance benefits	1,968	1,746	2,018

Total liabilities	10,569	12,602	14,478

Total shareholders’ equity, net	21,913	33,944	35,286

Total liabilities and shareholders’ equity	32,482	45,977	49,764

ECtel Ltd.
Consolidated Statements of Operations
$ in thousands except share and per share data

	Three months ended		Nine months ended		Three months
	September 30,		September 30,		ended June 30,
	2009	2008	2009	2008	2009
Revenues	4,187	7,056	13,233	20,216	5,664
Cost of revenues	1,952	3,543	6,102	10,510	2,252

Gross profit	2,235	3,513	7,131	9,706	3,412

Research and development costs	683	1,084	2,081	3,561	609
Selling and marketing expenses	1,298	2,848	4,584	6,860	1,849
General and administrative expenses	1,002	1,502	3,009	5,061	1,047
Goodwill impairment	12,796	-	12,796	-	-
Amortization of acquisition-related intangible assets	50	50	150	114	50

Operating loss	(13,594)	(1,971)	(15,489)	(5,890)	(143)
Financial income (loss) , net	165	72	286	587	(14)
Other income (loss), net (*)	(1)	-	(1)	431	-

Loss before taxes	(13,430)	(1,899)	(15,204)	(4,872)	(157)
Income tax benefit	1,239	-	1,239	-	-

Net loss	(12,191)	(1,899)	(13,965)	(4,872)	(157)

Basic loss per share	(0.75)	(0.11)	(0.86)	(0.29)	(0.01)
Diluted loss per share	(0.75)	(0.11)	(0.86)	(0.29)	(0.01)

Weighted average number of shares outstanding used to compute basic (loss) earnings per share	16,281,898	16,557,856	16,281,898	16,557,856	16,281,898
Weighted average number of shares outstanding used to compute diluted (loss) earnings per share	16,281,898	16,557,856	16,281,898	16,557,856	16,281,898

(*) includes $450 thousand gain on sale of patent.

ECtel Ltd.
Reconciliation of GAAP to Non-GAAP Measures
$ in thousands except share and per share data

	Three months ended		Nine months ended		Three months
	September 30,		September 30,		ended June 30,
	2009	2008	2009	2008	2009
GAAP gross profit	2,235	3,513	7,131	9,706	3,412
Stock-based compensation	7	16	22	50	7

Non-GAAP gross profit	2,242	3,529	7,153	9,756	3,419

GAAP operating expenses	15,829	5,484	22,620	15,596	3,555
Stock-based compensation:
Research and development costs	-	3	-	9	-
Selling and marketing expenses	26	135	80	193	26
General and administrative expenses	72	89	280	402	125
Goodwill impairment	12,796	-	12,796	-	-
Amortization of acquisition-related intangible assets	50	50	150	114	50

Non-GAAP operating expenses	2,885	5,207	9,314	14,878	3,354

GAAP operating loss	(13,594)	(1,971)	(15,489)	(5.890)	(143)

Non-GAAP operating income (loss)	(643)	(1,678)	(2,161)	(5,122)	65

GAAP net loss	(12,191)	(1,899)	(13,965)	(4,872)	(157)
Stock-based compensation	105	243	382	654	158
Goodwill impairment	12,796	-	12,796	-	-
Amortization of acquisition-related intangible assets	50	50	150	114	50

Non-GAAP net income (loss)	760	(1,606)	(637)	(4,104)	51
Non-GAAP Basic earnings (loss) per share	0.05	(0.10)	(0.04)	(0.25)	0.00
Non-GAAP Diluted earnings (loss) per share	0.05	(0.10)	(0.04)	(0.25)	0.00

Weighted average number of shares outstanding used to compute both GAAP and Non-GAAP basic earnings (loss) per share	16,281,898	16,557,856	16,281,898	16,557,856	16,281,898

ECtel Ltd.
Consolidated Statements of Cash Flows
$ in thousands

	Three months ended		Nine months ended		Three months
	September 30,		September 30,		ended June 30,
	2009	2008	2009	2008	2009
Cash flows from operating activities

Net loss for the period	(12,191)	(1,899)	(13,965)	(4,872)	(157)

Adjustments to reconcile net (loss) income to
cash provided by (used in) operating activities:

Depreciation and amortization	184	200	552	501	189
Goodwill impairment	12,796	-	12,796	-	-
Loss on sale of long-term marketable securities	25	-	25	20	-
Loss on disposal of property, plant and equipment	-	-	-	20	-
Premium amortization of long-term marketable securities	-	-	-	(21)	-
Decrease (increase) in trade receivables	1,350	(2,943)	1,244	(3,117)	(716)
Decrease (increase) in other receivables	(101)	1,272	63	485	(34)
Share-based compensation expenses	105	243	382	536	158
Decrease (increase) in inventories	533	(194)	(151)	(221)	(424)
Decrease (increase) in work in progress	(432)	293	(265)	(82)	251
Increase (decrease) in trade payables	175	51	(426)	(393)	259
Increase (decrease) in advances from customers	150	94	398	(345)	301
Increase in related parties, net	(21)	(327)	(235)	(360)	(141)
Increase (decrease) in other payables and accrued liabilities	(2,543)	196	(3,035)	412	248
Increase (decrease) in liability for employee severance benefits, net	135	(29)	(597)	164	(437)

Net cash provided by (used in) operating activities	165	(3,043)	(3,214)	(7,273)	(503)

ECtel Ltd.
Consolidated Statements of Cash Flows (cont'd)
$ in thousands

	Three months ended		Nine months ended		Three months
	September 30,		September 30,		ended June 30,
	2009	2008	2009	2008	2009

Cash flows from investing activities

Investment in short-term investments, net	-	-	(3,544)	8,130	(1,997)
Investment in property, plant and equipment	(64)	(206)	(152)	(587)	(53)
Payments in consideration with acquisition of the assets of Compwise	-	-	-	(1,313)	-
Long-term deposits withdrawal (funding)	(5)	1	10	47	(2)
Proceeds from maturity of long-term marketable securities	1,000	3,016	5,670	8,166	1,670
Investment in long-term marketable securities	-	-	-	(8,841)	-

Net cash provided by (used in) investing activities	931	2,811	1,984	5,602	(382)

Cash flows from financing activities

Repurchase of shares	-	(187)	-	(187)	-

Net cash used in financing activities	-	(187)	-	(187)	-

Net increase (decrease) in cash and cash equivalents	1,096	(419)	(1,230)	(1,858)	(885)

Cash and cash equivalents at beginning of the period	6,126	4,229	8,452	5,668	7,011

Cash and cash equivalents at end of the period	7,222	3,810	7,222	3,810	6,126